Exhibit 99.1

CANEX Metals Inc.

Suite 1620, 734 - 7th Avenue S.W., Calgary, Alberta, T2P 3P8

PH: 403.233.2636 fax: 403.266.2606

NEWS RELEASE: 25-9	SEPTEMBER 25, 2025

Trading Symbol: TSX Venture-CANX

For Further Information Contact:	Shane Ebert at 1.250.964.2699 or
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.canexmetals.ca

CANEX ANNOUNCES STRONG AND GROWING SUPPORT FOR GOLD BASIN OFFER

•	Over 26% of Gold Basin shares have been committed under Lock-up Agreements
•	Gold Basin continues to be a rudderless ship, with even the most basic governance obligations abdicated by the Gold Basin Board
•

Gold Basin shareholders looking to tender to the Offer should contact Laurel Hill Advisory Group, the information agent in connection with the Offer, by telephone at 1-877-452-7184, (1-416-304-0211 for collect calls outside North America), or by email at assistance@laurelhill.com.

Calgary, Alberta - CANEX Metals Inc. (“CANEX” or the “Company”) (TSX.V:CANX) is pleased to provide an update on the previously announced Offer (unless otherwise stated, all capitalized terms having the meaning ascribed to them in the offer to purchase circular filed on Sedar+ on August 28, 2025) to acquire Gold Basin Resources Corporation (TSX.V:GXX).

Over 26% of Gold Basin shares have already been committed to the Offer under binding Lock-Up Agreements, less than 28 days into the 105-day bid period. This figure is nearly double the number of committed shares at the announcement of the Offer, and represents only shares subject to a contractual agreement to deposit to the Offer. This does not include the overwhelming support from other Shareholders who have contacted CANEX and Laurel Hill to deposit outside of a Lock-Up Agreement. Based on the September 24, 2025, closing price of CANEX shares on the TSX Venture Exchange, the Offer represents in a premium in excess of 100% to Gold Basin shareholders compared to Gold Basin’s closing price prior to the BCSC’s imposition of the cease-trade order.

“We’re thrilled with the early response from Gold Basin Shareholders and encourage others to join them in participating in the Offer,“ said Shane Ebert, President of CANEX. “While it’s unsurprising that this premium Offer would be compelling to Gold Basin Shareholders trapped in an illiquid investment, we are pleased by the early support and look forward to building a company that is greater than the sum of its parts and helping Gold Basin shareholder move past this troubling period”.

Shareholders wishing to join them and commit to Lock-Up Agreements or to otherwise tender to the Offer should contact Laurel Hill Advisory Group, by telephone at 1-877-452-7184, (1-416-304-0211 for collect calls outside North America), or by email at assistance@laurelhill.com.

Gold Basin Board Continues to Ignore Basic Securities Law Obligations

Under applicable Securities Laws, a directors’ circular must be prepared and delivered by the Gold Basin Board to Shareholders no later than 15 days from the date of commencement of the Offer. The directors’ circular must include either a recommendation to accept or reject the Offer, and the reasons for the board of directors’ recommendation, or a statement that the Gold Basin Board is unable to make or is not making a recommendation, and if no recommendation is made, the reasons for not making a recommendation.

Gold Basin’s board has been continually unwilling to fulfill even that basic obligation to their shareholders. Shareholders would be right to question who is steering the ship on their investment. To recap:

1)	Gold Basin has missed multiple financial reporting deadlines, culminating in the BCSC’s imposition of a cease-trade order (which has been modified to allow the CANEX Offer).
2)	Gold Basin has disenfranchised its shareholders by missing the August 30, 2025 deadline to hold an annual meeting of shareholders. Gold Basin’s board is operating in an accountability vacuum.
3)	Gold Basin does not currently have a Transfer Agent to fulfill the basic administrative tasks of being a public company
4)	Gold Basin does not currently have auditors
5)	Gold Basin has now failed to provide a recommendation on the Offer, or even provide a reason they are unable to make a recommendation, in accordance with securities laws.

The Gold Basin board has neither provided a reason why these obligations have been neglected, nor a plan or timeline to restore compliance. Instead of allowing Gold Basin to continue as a rudderless ship, CANEX is calling on the Gold Basin board to make a recommendation to Shareholders that they TENDER to the Offer and look ahead to embarking on an exciting new chapter as a combined company.

Advisors

CANEX has retained Borden Ladner Gervais LLP as its legal advisor and Laurel Hill Advisory Group as its information agent.

About CANEX Metals

CANEX Metals (TSX.V:CANX) is a Canadian junior exploration company focused on advancing it’s 100% owned Gold Range Project in Northern Arizona. With several near surface bulk tonnage gold discoveries made to date across a 4 km gold mineralized trend, the Gold Range Project is a compelling early-stage opportunity for investors. CANEX is also advancing the Louise Copper-Gold Porphyry Project in British Columbia. Louise contains a large historic copper-gold resource that has seen very little deep or lateral exploration, offering investors copper and gold discovery potential. CANEX is led by an experienced management team which has made three notable porphyry and bulk tonnage discoveries in North America and is sponsored by Altius Minerals (TSX: ALS), a large shareholder of the Company.

Dr. Shane Ebert P.Geo., is the Qualified Person for CANEX and has verified the data disclosed in this news release against historical and current data sources and has approved the technical disclosure contained in this news release.

“Shane Ebert”

Shane Ebert

President/Director

For Further Information Contact:

Shane Ebert at 1.250.964.2699 or

Jean Pierre Jutras at 1.403.233.2636

Web: http://www.canexmetals.ca

Gold Basin Shareholders :

Laurel Hill Advisory Group

North American Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

Neither the TSX Venture Exchange nor its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “look forward”, “look ahead”, “plan”, “timeline” and similar expressions, are forward-looking information that represents management of CANEX Metals Inc.’s internal projections, expectations or beliefs concerning, among other things, the Offer; the satisfaction of the conditions of the Offer; Gold Basin Shareholder support for the Offer; whether the Gold Basin board will make a recommendation to Shareholders in respect of the Offer; the anticipated successful completion of the Offer; the anticipated effect of the Offer; CANEX’s plans for Gold Basin if the Offer is successful; the expected benefits to Gold Basin shareholders of tendering their Gold Basin Shares to the Offer; whether the Cease Trade Order and the Halt will be revoked; and future operating results and various components thereof or the economic performance of CANEX. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause CANEX’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the risk that the transactions contemplated by the Offer will not be consummated; the risk that the conditions of the Offer will not be met or met or a timely basis; the ability to obtain regulatory approvals (including approval of the TSXV the Offer; and those described in CANEX’s filings with the Canadian securities authorities. Accordingly, holders of CANEX Shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. CANEX disclaims any responsibility to update these forward-looking statements.